UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at March 8, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 8, 2006

Print the name and title of the signing officer under his signature.

Taseko Mines Limited
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.tasekomines.com

TASEKO SECURES LISTING
ON THE TORONTO STOCK EXCHANGE

March 8, 2006, Vancouver, BC - Taseko Mines Limited (TSX:TKO; AMEX:TGB) has received formal approval to list its common shares on the Toronto Stock Exchange ("TSX"). Effective today, March 8, 2006, common shares of Taseko will be listed for trading on the "TSX" under the symbol "TKO". The Company also trades on the American Stock Exchange under the symbol "TGB".

President and CEO Russell Hallbauer said: "The Management and Board of Directors of Taseko are pleased to have secured a listing on the Toronto Stock Exchange that will increase the Company's exposure. The move to TSX is another step in the Taseko's growth strategy toward status as a mid-tier producer."

Through a combination of mining operations and related assets with the potential for large-scale, long-life operations and a commitment to innovative approaches to development, Taseko is positioned to provide immediate returns and longer term growth. Taseko's Gibraltar copper-molybdenum mine just completed its first successful year of commercial operation after re-start in late 2004; the Prosperity copper-gold project is an advanced stage project on which the Company re-initiated feasibility-level studies in late 2005; and the Company's Harmony property hosts a large gold deposit with development potential over the longer term. All are located in British Columbia, Canada.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission or the Company's home jurisdiction filings at www.sedar.com.